

Mail Stop 4628

November 13, 2015

<u>Via E-Mail</u>
Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Company, N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re: Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-07884**

Dear Mr. Ulrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 24

Summary of Royalty Income, Production, Prices and Costs (Unaudited), page 30

1.   We note that your disclosures of reserves, production and average sales price on pages 9 and 30 include figures for liquids which reflect combining of two separate product types, oil and condensate and natural gas liquids. We regard natural gas liquids (NGLs) as a separate product type, subject to the reference in Item 1202(a)(4) of Regulation S-K. Unless you are able to show that your NGLs are not material, these should be presented as separate quantities in disclosures made pursuant to Items 1202(a)(2) and 1204 of Regulation S-K. Please submit any supporting analyses or revise accordingly.

Financial Statements

Supplemental Reserve Information (Unaudited), page 37

Estimated Quantities of Proved and Proved Developed Reserves (Unaudited), page 39

2.   Please revise the disclosure of your oil, condensate and natural gas liquids reserves, and the changes therein, to present quantities of natural gas liquids separately from quantities of oil and condensate to comply with FASB ASC 932-235-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources